APPENDIX B:
FINANCIAL STATEMENTS
(Unaudited)

River Ridge Farm and Market, LLC
Balance Sheet - unaudited
For the period ended 11-30-21

	Current Period
	30-Nov-21
ASSETS	
Current Assets:	
Cash	$ -
Petty Cash	-
Total Current Assets	-
Fixed Assets:	
Land	-
Buildings	-
Total Fixed Assets	-
Other Assets:	
Other Assets	-
Total Other Assets	-
TOTAL ASSETS	$ -
LIABILITIES	
Current Liabilities:	
Accounts Payable	$ -
Business Credit Cards	-
Total Current Liabilities	-
Long-Term Liabilities:	
Notes Payable	-
Mortgage Payable	-
Less: Current portion of Long-term debt	-
Total Long-Term Liabilities	-
EQUITY	
Capital Stock/Partner's Equity	-
Net Income (Loss)	-
Total Equity	-
TOTAL LIABILITIES & EQUITY	$ -
Balance Sheet Check	-

I, Dakota Rudloff-Eastman, certify that:

1. The financial statements of River Ridge Farm and Market included in this Form are true and complete in all material respects; and
2. The tax return information of River Ridge Farm and Market has not been included in this Form as River Ridge Farm and Market was formed on 09/13/2021 and has not filed a tax return to date.

Signature   *Dakota Rudloff-Eastman*

Name: Dakota Rudloff-Eastman

Title: Managing Member